March 16, 2023

Jeffrey W. Long

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Capitol Series Trust (the “Registrant”) – File Nos. 811-22895, 333-191495

Dear Mr. Long:

You recently provided comments relating to the Securities and Exchange Commission’s review, pursuant to the Sarbanes-Oxley Act of 2002, of the annual shareholder report filing for series portfolios of the Registrant with a fiscal year ended January 31, 2022 (Reynders, McVeigh Core Equity Fund), and with a fiscal year ended September 30, 2022 (Alta Quality Growth Fund, Guardian Capital Dividend Growth Fund, Guardian Capital Fundamental Global Equity Fund, Fuller & Thaler Behavioral Small-Cap Equity Fund, Fuller & Thaler Behavioral Small-Cap Growth Fund, Fuller & Thaler Behavioral Mid-Cap Value Fund, Fuller & Thaler Behavioral Unconstrained Equity Fund, Fuller & Thaler Behavioral Small-Mid Core Equity Fund and Fuller & Thaler Behavioral Micro-Cap Equity Fund) (each of the foregoing may be referred to as a “Fund” and collectively as the “Funds”). This letter responds to the comments provided. For your convenience and reference, I have summarized the comments in this letter and provided the Registrant’s response below to such comment.

Comments Pertaining to Filings of FORM N-CEN

1.	Comment: Guardian Capital Fundamental Global Equity Fund: In the September 30, 2022 annual report, the Guardian Capital Fundamental Global Equity Fund is noted as non-diversified, but appears to be operating as diversified. Pursuant to section 13a-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), please confirm if the Fund were to operate as non-diversified, it would need shareholder vote.

Response: The Principal Investment Strategies disclosure in the prospectus of the Guardian Capital Fundamental Global Equity Fund states that the Fund will operate as non-diversified and includes corresponding risk disclosure for non-diversification in the Principal Investment Risks. As of September 30, 2022, the Fund held seven positions representing more than 5% of the Fund’s total assets for an aggregate total of 43.42%; therefore, the Fund was operating as non-diversified. Ultimus’ post-trade compliance team monitors this test on a daily basis. Should the Fund start operating as diversified, the portfolio manager and Ultimus would monitor the Fund’s status. We confirm that if the Fund should operate as diversified for a period of 36 months, the Fund would be considered operating as diversified and it would then require a shareholder vote to operate as non-diversified.

2.	Comment: All Funds: The annual report for the Reynders, McVeigh Core Equity Fund includes the liquidity risk management program review (as it pertains to Item 27d-6 in Form N1-A), but the other funds’ reports that were reviewed did not include the disclosure. Provide explanation.

Response: The January 31, 2022 annual report filing of the Reynders, McVeigh Core Equity Fund includes the disclosure for the liquidity risk management program review conducted by the Board at its meeting held on September 15, and 16, 2021. Similar disclosure for the Board’s liquidity risk management program review appears in the September 30, 2021 annual report filing of the Alta Quality Growth Fund, Guardian Capital Dividend Growth Fund, Guardian Capital Fundamental Global Equity Fund, Fuller & Thaler Behavioral Small-Cap Equity Fund, Fuller & Thaler Behavioral Small-Cap Growth Fund, Fuller & Thaler Behavioral Mid-Cap Value Fund, Fuller & Thaler Behavioral Unconstrained Equity Fund, Fuller & Thaler Behavioral Small-Mid Core Equity Fund and Fuller & Thaler Behavioral Micro-Cap Equity Fund. The Board conducted its most recent annual liquidity risk management program review at a meeting held on December 7 and 8, 2022, and the relevant disclosure pertaining to this review will be included in each Fund’s next filed annual or semi-annual report.

3.	Comment: Guardian Capital Fundamental Global Equity Fund: On the Registrant’s Form N-CEN, the box for Item C.4 was un-checked for Guardian Capital Fundamental Global Equity Fund (this is to note it as non-diversified). Should it have been checked?

           Response: The Registrant confirms that the response for Item C.4 on Form N-CEN should have indicated that the Guardian Capital Fundamental Global Equity Fund is non-diversified. The Registrant will correct the response for Item C.4 in future N-CEN filings for the Fund, as appropriate.

4.	Comment: Fuller & Thaler Behavioral Small-Cap Equity Fund, Fuller & Thaler Behavioral Small-Cap Growth Fund, Fuller & Thaler Behavioral Mid-Cap Value Fund, Fuller & Thaler Behavioral Unconstrained Equity Fund, Fuller & Thaler Behavioral Small-Mid Core Equity Fund and Fuller & Thaler Behavioral Micro-Cap Equity Fund (the “Fuller & Thaler Funds”): Most of the Fuller & Thaler Funds include investments in REITs, BDCs and ETFs in their Principal Investment Strategy in the prospectus. It doesn’t appear these Funds regularly invest in these types of securities. Should the disclosure related to investments in REITs, BDCs and ETFs be included in each Fund’s Principal Investment Strategy?

Response: The Fuller & Thaler Behavioral Small-Cap Equity Fund’s principal investment strategy only includes reference to investment in REITs; BDCs and ETFs are not included in the Fund’s principal investment strategy. After consultation with the Adviser to the Fuller & Thaler Funds, the Registrant believes that REITs will continue to be a principal investment strategy of each Fuller & Thaler Fund, and therefore will retain the REITs disclosure in each Fund’s principal investment strategy. Further, with regard to BDCs, the Registrant, in consultation with the Fuller & Thaler Funds’ Adviser, has determined that

BDCs will not be a principal investment strategy of the Fuller & Thaler Funds, and therefore, will remove reference to BDCs in each Fuller & Thaler Fund’s principal investment strategy section at the filing of the next annual registration statement update. With regard to investment in ETFs as a principal investment strategy, the Adviser believes that the Fuller & Thaler Funds may from time to time utilize ETFs consistent with each Fund’s respective principal investment strategy in an amount that may exceed 5% of the Fund’s total net assets as a temporary defensive position and/or to maintain liquidity in a Fund’s portfolio. Given the Adviser’s input, the Registrant plans to modify each Fund’s prospectus disclosure with regard to investment in ETFs in a manner that is consistent with the aforementioned response at the filing of the next annual registration statement update.

If you have any questions or would like further information, please contact me at (513) 346-4152 or Tiffany Franklin, Assistant Secretary of the Trust, at (513) 587-3447.

Sincerely,

/s/ Paul F. Leone

Paul F. Leone

Secretary of the Trust